Flowers Foods 1919 Flowers Circle Thomasville, Georgia 31757 229.226.9110 flowersfoods.com

September 29, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention: Ms. Lily Dang

       Mr. John Cannarella

       Mr. Karl Hiller, Branch Chief

Re:	Flowers Foods, Inc.

Form 10-K for the Fiscal Year ended January 1, 2022

Filed February 23, 2022 File No. 001-16247

Dear Ms. Dang and Messrs. Cannarella and Hiller:

Flowers Foods, Inc., a Georgia corporation (“we,” “our,” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 26, 2022 (the “Comment Letter”) with respect to our Form 10-K for fiscal year ended January 1, 2022 filed February 23, 2022. For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.

Form 10-K for the Fiscal Year ended January 1, 2022

Item 2. Properties, page 21

1.

We note that you have limited your disclosure under this heading to a list of the locations of 44 bakeries/production plants. Please expand your disclosure to also identify the facilities and other assets that comprise your distribution network and to provide details regarding the nature or use of your production and distribution facilities that provide some means of differentiation that is incremental to the geographic information.

Please also describe or indicate the production and distribution capacities of your facilities and the extent of utilization for each period to comply with Instruction 1 to Item 102 of Regulation S-K. Given your disclosures elsewhere in the filing indicating closures and idling of various facilities and equipment, it would also be helpful to indicate the current status of each facility listed to correlate with those other disclosures.

Response:

In response to the Staff’s comment, we propose prospectively in future filings, in the Properties section of our Form 10-Ks, including the following disclosure and tabulation detailing the bakeries that are only involved in production and the bakeries that produce and have sales:

“Item 2. Properties

Our principal executive offices are company owned and located in Thomasville, Georgia. The company also leases properties that are used for shared services functions and our IT group and owns several properties for our corporate offices. The company also has an additional shared services center at its Phoenix, Arizona bakery.

We operate 46 bakeries across the continental U.S. Each of the listed bakeries are company owned with the exception of Modesto, California and Philadelphia, Pennsylvania, which are leased. We believe that our bakeries have adequate production utilization and are able to meet the current operational requirements for the operation of the business. Additionally, across the continental U.S. in the markets we serve, we own approximately 140 warehouse/distribution centers and lease approximately 550 warehouse/distribution centers.

We believe that our bakery facilities and warehouse/distribution centers are in good condition, well maintained and, together with facilities operated by our contract manufacturers, are generally adequate to support the current operations of our business. The table below sets forth the production and sales operations in our bakeries:

Alabama	Georgia	North Carolina
Birmingham (PS)	Atlanta (P)	Goldsboro (PS)
Montgomery (P)	Savannah (PS)	Jamestown (PS)
Tuscaloosa (P)	Suwanee (P)	Newton (PS)
Arizona	Thomasville (PS)	Oregon
Mesa (PS)*	Tucker (P)	Milwaukie (PS)
Phoenix (PS)	Villa Rica (PS)	Pennsylvania
Tolleson (P)	Kansas	Oxford (PS)
Arkansas	Lenexa (PS)	Philadelphia (Leased) (PS)
Batesville (PS)	Kentucky	Tennessee
Texarkana (P)	Bardstown (PS)	Cleveland (P)
California	London (PS)*	Crossville (PS)*
Modesto (Leased) (PS)	Louisiana	Knoxville (PS)
Colorado	Baton Rouge (PS)	Texas
Johnstown (P)	Lafayette (P)	Denton (PS)
Florida	New Orleans (PS)	El Paso (PS)
Bradenton (PS)	Maine	Houston (P)
Jacksonville (PS)	Lewiston (P)	Houston (PS)
Lakeland (PS)	Lewiston (PS)	San Antonio (PS)
Miami (PS)	Nevada	Tyler (PS)
	Henderson (PS)	Virginia
Lynchburg (P)
Norfolk (PS)

P – Production Only
PS – Production and Sales
*Only thrift stores sales”

Additionally, in response to the Staff’s comment, we respectfully submit that disclosure of location of each warehouse and distribution facility, as well as production and distribution capacities of each bakery and utilization for each period by bakery, would not materially enhance investors’ understanding of the Company’s business or operating results. In this regard, as disclosed previously, we have an intertwined production and distribution model that utilizes production capacity from bakeries across geographies to satisfy demand in our various markets. Further, providing any such disclosure would be competitively harmful to the Company and, in turn, our shareholders as it would give our competitors detailed insight into our production and distribution strategy. We will continue to assess in future periods whether such disclosure would be appropriate and material to investors.

Management’s Discussion and Analysis

Results of Operations , page 33

2.

We understand that your revenue has been impacted by volume fluctuations for all periods presented. Please expand your disclosures to include a tabulation of volumes sold each period and to quantify the increase or decrease in revenue for branded retail, store branded retail, and non-retail that is attributable to changes in volumes sold and to changes in average prices to comply with Item 303(b) and      (b)(2)(iii) of Regulation S-K.

Response:

In response to the Staff’s comment, we respectfully submit that disclosure of volumes sold each period and quantifying the increase or decrease in revenue for branded retail, store branded retail, and non-retail and other that is attributable to changes in volumes sold and changes in average prices would not materially enhance investors’ understanding of the Company’s business or operating results. Our current disclosure provides a tabulation of sales per period for branded retail, store branded retail, and non-retail and other, and a tabulation of the percentage point change in sales attributed to pricing/mix and volume. As noted elsewhere in this response letter, we have an intertwined production and distribution model such that each of our bakery facilities produce all of the products, whether branded, store branded or non-retail and other. Our existing disclosure provides the material information regarding aggregate volumes, which facilitates comparisons to fixed assets. In addition, we provide and will continue to provide narrative disclosure regarding directional trends with respect to branded retail, store branded retail and non-retail volumes that are reasonably likely to have to have a material impact on future periods. We further note that providing any such additional disclosure regarding volumes by category would be competitively harmful to the Company and, in turn, our shareholders, as it would give our competitors, particularly our competitors in store branded retail, detailed insight into our sales strategy. We will continue to assess in future periods whether such disclosure would be appropriate and material to investors.

Financial Statements

Note 2 — Summary of Significant Accounting Policies

Fiscal Year End, page F-9

3.

We note disclosure in Note 23 on page F-57, indicating that you report interim financial information based on irregular periods that do not reflect actual quarters of your fiscal year, and providing a summary of “financial results that impact comparability” although without addressing the effects associated with this manner of reporting.

We also see that you have a section called Matters Affecting Comparability on page 33 in your subsequent interim reports, although without addressing limitations on the indicative value of your reported financial information or the general lack of comparability to other interim periods due to differences in the lengths of the interim periods.

Please expand the disclosures under this heading to describe your interim reporting convention and your business reasons for not reporting interim results based on actual quarters of equal length. Please expand the disclosures in your interim reports to also include those reasons and prominent cautionary language in Note 1 and under Matters Affecting Comparability in MD&A, to advise readers that your interim results may not be indicative of subsequent interim period results, or comparable to prior or subsequent interim period results, due to differences in the lengths of the interim periods.

Response:

In response to the Staff’s comment, with Note 23 prospectively eliminated, we propose prospectively in future filings including the following disclosure in Note 1, Basis of Presentation, of our Form 10-K under the section heading ‘Fiscal Year End’:

“Fiscal Year End. Our fiscal year ends on the Saturday nearest December 31, resulting in a 53rd reporting week every five or six years. The last 53-week year was our Fiscal 2020. The next 53-week year will be Fiscal 2025. Our internal financial results and key performance indicators are reported on a weekly calendar basis to ensure the same numbers of Saturdays and Sundays in comparable months and to allow for a consistent four-week progression analysis. The company has elected the first quarter to report the extra four-week period. As such, our quarters are divided as follows:

Quarter	Number of Weeks
First Quarter	Sixteen
Second Quarter	Twelve
Third Quarter	Twelve
Fourth Quarter	Twelve (or Thirteen in fiscal years with an extra week)

Accordingly, interim results may not be indicative of subsequent interim period results, or comparable to prior or subsequent interim period results, due to differences in the lengths of the interim periods.”

The proposed disclosure above will also be included in Note 1, Basis of Presentation, in future Form 10-Qs under the section heading ‘Reporting Periods’.

In addition, we propose prospectively in future filings including the following disclosures within the ‘Matters Affecting Comparability’ section of our MD&A in our Form 10-Qs and Form 10-Ks:

“Comparative results from quarter to quarter are impacted by the company’s fiscal reporting calendar. Internal financial results and key performance indicators are reported on a weekly basis to ensure the same number of Saturdays and Sundays in comparable months to allow for a consistent four-week progression analysis. This results in our first quarter consisting of sixteen weeks while the remaining three quarters have twelve weeks (except in cases where there is an extra week every five or six years). Accordingly, interim results may not be indicative of subsequent interim period results, or comparable to prior or subsequent interim period results, due to differences in the lengths of the interim periods.”

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 229-227-2284.

Sincerely yours,

/s/ R. Steve Kinsey
R. Steve Kinsey
Chief Financial Officer and
Chief Accounting Officer

Copies to:

Ms. Stephanie B. Tillman

Mr. Joel T. May